April 22, 2019

Scott Mahoney
Chief Executive Officer
Taronis Technologies, Inc.
11885 44th Street North
Clearwater, Florida 33762

       Re: Taronis Technologies, Inc.
           Registration Statement on Form S-3
           Filed April 12, 2019
           File No. 333-230848

Dear Mr. Mahoney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Tyler B. Wilson, Esq.